Notice of Exempt Solicitation

NAME OF REGISTRANT: Booking Holdings Inc.

NAME OF PERSONS RELYING ON EXEMPTION: Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 13 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2024 Annual Meeting. Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

May 7, 2024

Dear Booking Holdings Inc. Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 5 on the proxy card, which asks the Company to minimize risks associated with abortion-related law enforcement requests. The Proposal makes the following request:

Resolved: Shareholders request the Board issue a public report detailing known and potential risks and costs to the Company of fulfilling information requests relating to Booking Holdings customers for the enforcement of state laws criminalizing abortion access, and setting forth any strategies beyond legal compliance that the Company may deploy to minimize or mitigate these risks. The report should be produced at reasonable expense, exclude proprietary or legally privileged information, and be published within one year of the annual meeting.

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	The Company collects sensitive user data that may be vulnerable to abortion-related prosecution when women use travel services to obtain out-of-state abortions.

2.	There are significant reputational risks associated with fulfilling abortion-related data requests.

3.	There are several law enforcement data request “best practices” that Booking should consider to better protect itself from fulfilling abortion-related data requests.

4.	Production of the requested report would be cost-effective and a good use of resources.

Expanded Rationale FOR Proposal 5:

1.	The Company collects sensitive user data that may be vulnerable to abortion-related prosecution when women use travel services to obtain out-of-state abortions.

Reproductive rights are under siege in the United States. Following the unprecedented revocation of the constitutional right to abortion in June 2022, 21 states have banned abortion or restricted the procedure earlier in pregnancy than Roe v. Wade’s prior standard.1 Law enforcement in these abortion-restrictive states is expected to rely on consumer data to investigate and prosecute individuals who provide, aid, or receive an abortion, even if the procedure was conducted in a state where abortion remains legal.

As a result of abortion now being severely restricted in almost half of the US states, an increasing number of women are traveling across state lines to obtain abortions in states where it remains legal. In the first half of 2023, over 92,000 people traveled across state lines to obtain an abortion. That’s nearly 1 in 5 people who had an abortion during this time.2 While traveling for out-of-state abortions remains legal, many restrictive states are attempting to challenge this protection.3 Several states and counties, including Idaho and Texas, have passed laws making it illegal to “aid or abet” women traveling for abortions.4,5 Civil litigation is also being used to investigate and prosecute women who traveled out-of-state to obtain an abortion.6

As the leading provider of online travel and related services, Booking Holdings is likely to be targeted by restrictive states seeking to obtain sensitive data to prosecute those who traveled or facilitated someone else’s travel for an abortion. Booking and its subsidiaries amass large troves of consumer data – including geolocation data, travel history, and browsing history. Without appropriate privacy and data minimization practices in place, Booking could unintentionally find itself as a central player in the emerging and contentious issue of interstate abortion travel. This Proposal asks Booking to assess the risks associated with its potential role in this state prosecution and identify ways to proactively mitigate these risks.

2.	There are significant reputational risks associated with fulfilling abortion-related data requests.

Over the past two years, there have been several examples of companies’ brand trust decreasing as a result of fulfilling abortion-related data requests. Infamously, in 2022, Meta Platforms fulfilled a data request from a Nebraska police department for private Facebook messages between a mother and daughter, who were both subsequently charged with felony crimes related to the alleged illegal termination of the daughter’s pregnancy. In the days and weeks after this incident, Meta received significant negative press and criticism (See Addendum A for additional examples of companies fulfilling abortion-related data requests and, thereafter, receiving negative press).

There’s no doubt that abortion has become a contentious topic within the United States. While an increasing number of restrictive states are attempting to limit abortion-related travel, 69% of Americans believe abortion should be legal.7 Given increasingly restrictive state actions, Booking is at risk of becoming subject to law enforcement abortion-related data requests. And given that the majority of Americans support abortion access, Booking could become vulnerable to negative press and criticism if it irresponsibly fulfills these data requests. Booking and its subsidiaries must ensure it learns from other companies’ lessons to mitigate these risks and protect brand trust.

_____________________________

1 https://www.nytimes.com/interactive/2024/us/abortion-laws-roe-v-wade.html

2 https://www.cnn.com/2023/12/07/health/abortion-travel-doubled-guttmacher-report/index.html

3 https://www.reuters.com/world/us/us-house-passes-bill-protect-right-travel-abortion-2022-07-15/

4 https://www.vox.com/23868962/texas-abortion-travel-ban-unconstitutional

5 https://www.nbcnews.com/health/womens-health/idaho-most-extreme-anti-abortion-state-law-restricts-travel-rcna78225

6 https://www.msn.com/en-us/news/us/texas-man-files-legal-action-to-probe-ex-partner-s-out-of-state-abortion/ar-AA1o4SSv

7 https://www.theguardian.com/us-news/2023/jun/15/gallup-survey-abortion-support-united-states

3.	There are several law enforcement data request “best practices” that Booking should consider to better protect itself from fulfilling abortion-related data requests.

In its opposition statement, Booking states that it “appropriately respond(s) to and compl(ies) with lawful inquiries while protecting our customers’ privacy.” The Company then states perceived limitations in mitigating abortion-related data risks, including non-disclosure orders and a lack of transparency into the specific crime a prosecuting authority is investigating. However, there are many nuances associated with law enforcement data requests that the Company must consider. Booking can and should pursue several additional steps to better safeguard its customers’ data when responding to law enforcement requests. This Proposal suggests Booking consider additional strategies to mitigate associated risks, outlined below:

•	Many companies voluntarily submit data to law enforcement that they are not legally required to submit, potentially opening them up to unnecessary public scrutiny. Companies should instead narrowly respond to law enforcement data requests, and only respond pursuant to valid legal processes such as a subpoena or judicially enforceable order. Can Booking and its subsidiaries ensure responses are narrowly tailored to law enforcement requests and that they respond only when the request is accompanied by a valid legal process?

•	Many privacy experts have concluded that gag orders are overused in courts and are inapplicable in many legal matters.[8] Could Booking and its subsidiaries commit to challenging gag orders in law enforcement data requests whenever they are overly vague or infringe upon constitutionally protected liberties?

•	Could Booking commit to notifying all subjects of inquiries once the gag order on a warrant has expired? This would provide affected customers the opportunity to seek advance legal counsel or challenge an ongoing investigation.

•	At several other companies, including Meta, law enforcement must complete a form developed by the Company to submit a request for customer data.[9] The form includes a field in which law enforcement must select from a dropdown menu the “nature of the case” related to the data request (e.g., credit card fraud, homicide, gang activity). Could Booking consider requesting the “nature of the case” for law enforcement data requests and adding a “reproductive health-related” category, alongside other categories? This could provide Booking with greater context around the data request to better inform the Company’s response.

•	During the reporting period, what lessons were learned by the legal team responding to law enforcement requests, and has this changed Booking’s thinking about scrutinizing future requests?

4.	Production of the requested report would be cost-effective and a good use of resources.

Booking states in its opposition statement that the Proposal would “create an undue burden and incur unnecessary cost to the Company and our stockholders.” We disagree with this statement. Given the unprecedented threat to women’s reproductive health in a post-Dobbs era amidst a technological world, there are new vulnerabilities that technology companies like Booking must consider. This report would provide an opportunity for Booking to fully consider the risks of becoming a target of abortion-related law enforcement requests so that it may mitigate future controversies and maintain investors’ trust in the Company.

_____________________________

8 https://apnews.com/article/how-big-tech-created-data-treasure-trove-for-police-e8a664c7814cc6dd560ba0e0c435bf90;
https://www.newsweek.com/big-tech-complied-85-government-requests-handed-over-data-first-half-2020-1603070

9 https://netzpolitik.org/wp-upload/2016/08/facebook-law-enforcement-portal-inofficial-manual.pdf

Conclusion

For all the reasons provided above, we strongly urge you to support Proposal 5. We believe that implementing the requested report will help ensure that Booking does more to monitor its data handling practices so that they do not expose customers to serious risks stemming from abortion-related criminal prosecutions, thereby eroding shareholder value by diminishing the Company’s reputation, consumer loyalty, brand, and values.

Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Addendum A: Examples of harms from companies’ sharing of reproductive health-related data with third parties without consumer consent

https://nebraskaexaminer.com/2022/08/10/facebook-data-used-to-prosecute-nebraska-mother-daughter-after-alleged-abortion/

In 2022, Meta complied with a data request from a local Nebraska police department for private Facebook messages between a mother and daughter, who were both subsequently charged with felony crimes related to the alleged illegal termination of the daughter’s pregnancy.

https://scholarworks.law.ubalt.edu/cgi/viewcontent.cgi?article=2078&context=ublr

In 2017, a woman in Mississippi experienced an at-home pregnancy loss. A grand jury later indicted her for second-degree murder, based in part on her online search history, which recorded that she had looked up how to induce a miscarriage.

https://www.washingtonpost.com/technology/2019/04/10/tracking-your-pregnancy-an-app-may-be-more-public-than-you-think/

A 2019 report in The Washington Post revealed that pregnancy app Ovia Health sold user health data to their employers, without user consent.

https://www.leagle.com/decision/ininco20160722184

In 2013, a woman was sentenced to twenty years in prison for “neglect of a dependent and feticide” after taking abortion pills she purchased online. Evidence presented against her at trial included online research she conducted, the email confirmation she received from internationaldrugmart.com, and unencrypted text messages to a friend about her relationship, becoming pregnant, and the pills she purchased.

https://gizmodo.com/data-brokers-selling-pregnancy-roe-v-wade-abortion-1849148426

In 2022, Gizmodo identified 32 brokers selling data on 2.9 billion profiles of U.S. residents pegged as "actively pregnant" or "shopping for maternity products."

https://www.propublica.org/article/websites-selling-abortion-pills-share-sensitive-data-with-google

A 2023 investigation by ProPublica found online pharmacies that sell abortion medication such as mifepristone and misoprostol are sharing sensitive data (including users' web addresses, relative location, and search data) with Google and other third-party sites — which allows the data to be recoverable through law-enforcement requests.

https://www.ftc.gov/news-events/news/press-releases/2022/08/ftc-sues-kochava-selling-data-tracks-people-reproductive-health-clinics-places-worship-other

In 2022, the Federal Trade Commission sued Kochava – a data analysis platform primarily used by companies for marketing purposes – for selling data that tracks people at reproductive health clinics, places of worship, and other sensitive locations.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 5 following the instruction provided on the management’s proxy mailing. The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.